

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2018

Linda Masters
President and Chief Executive Officer
Baja Custom Design, Inc.
1033 B Avenue No. 101
Coronado, CA 92118

      Re: Baja Custom Design, Inc.
           Amendment No. 1 to Registration Statement on Form 10
           Filed June 5, 2018
           File No. 000-55930

Dear Ms. Masters:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Filed on June 5, 2018

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8

1.   Please updated your discussion in your Liquidity, Capital Resources and Results of Operations to include disclosure related to your most recently completed interim period as of March 31, 2018 and the comparable interim period from the prior year. See Items 303(B)(1) and (2) of Regulation S-K.

General

2.   We note your response to comment 2 of our letter dated May 21, 2018. However, we are unable to agree that you are not a shell company as defined by Rule 12b-2 under the

Exchange Act. You appear to have no or nominal operations and no or nominal assets. Therefore, we ask that you prominently disclose your shell company status and disclose the consequences of that status.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Division of Corporation Finance
Office of Manufacturing and
Construction